UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from       to         Commission file number 33-61000l
                              -------   -------


           THE INTEGON CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN
           ----------------------------------------------------------
                            (Full title of the plan)

                              INTEGON CORPORATION
              -----------------------------------------------------
        (Name of the issuer of the securities held pursuant to the plan)



                              500 West Fifth Street
                       Winston-Salem, North Carolina 27152
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                 (910) 770-2000
               ---------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)



                           This filing contains 14 pages

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
   December 31, 1996 and 1995                                                3

Statements of Changes in Net Assets Available for Benefits,
   with Supplemental Fund Information for the Years Ended
   December 31, 1996 and 1995                                              4-5

Notes to Financial Statements                                              6-10


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996
   AND FOR THE YEAR THEN ENDED:

Item 27a - Schedule of Assets Held for Investment Purposes
   December 31, 1996                                                         11

Item 27d - Schedule of Reportable Transactions
   for the Year Ended December 31, 1996                                   12-13


Supplemental schedules other than those listed above are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or in the notes thereto.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of
The Integon Employees' Retirement Savings Plan
Winston-Salem, North Carolina

We have audited the accompanying statements of net assets available for benefits of The Integon Employees' Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  Deloitte & Touche LLP
--------------------------
     Deloitte & Touche LLP

June 20, 1997, except for Note 7, as to which the date is June 23, 1997

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


ASSETS:                                                  1996              1995
                                                       ----------     ----------

Investments - At fair value:
   First Union National Bank of North Carolina:
      Enhanced Stock Market Fund II ................   $11,444,966   $ 8,642,289
      Stable Investment Fund II ....................     7,118,704     5,582,805
      Evergreen Money Market Fund ..................     1,838,246
   Integon Stock Fund ..............................       778,289       705,724
   Templeton World Fund ............................       824,957
   Fidelity Low-Price Stock Fund ...................       997,685
   Evergreen Foundation ............................       447,758
   Loan Fund .......................................       778,091       439,292
                                                       -----------   -----------
      Total assets .................................    22,390,450    17,208,356

LIABILITIES:

Excess contributions refundable ....................        34,246
Earnings on excess contributions refundable ........         6,046
                                                       -----------   -----------
      Total liabilities ............................        40,292

NET ASSETS AVAILABLE FOR BENEFITS ..................   $22,350,158   $17,208,356
                                                       ===========   ===========


See notes to financial statements.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 (CONTINUED)
---------------------------------------------------------------------------------------------------

                                                                 1996
                                   ----------------------------------------------------------------
                                        Enhanced        Stable        Evergreen        Integon
                                      Stock Market    Investment    Money Market        Stock
                                         Fund II        Fund II         Fund             Fund
                                     (Supplemental) (Supplemental) (Supplemental)    (Supplemental)

ADDITIONS:
Contributions:
   Participant ...................   $  1,070,570    $    812,288    $     61,610    $    196,653
   Sponsor .......................        448,266         354,981          26,326          83,780
   Rollover ......................         94,824         142,719                          32,888
                                     ------------    ------------    ------------    ------------
Total contributions ..............      1,613,660       1,309,988          87,936         313,321
                                     ------------    ------------    ------------    ------------

Net investment income:
   Loan interest .................         26,452          19,224           1,360           2,488
   Net appreciation (depreciation)
      in fair value of investments      2,064,766         358,229          41,877         (80,751)
                                     ------------    ------------    ------------    ------------
Total net investment income (loss)      2,091,218         377,453          43,237         (78,263)
                                     ------------    ------------    ------------    ------------

TOTAL ADDITIONS ..................      3,704,878       1,687,441         131,173         235,058
                                     ------------    ------------    ------------    ------------

DEDUCTIONS:
Withdrawals ......................        496,027         483,685          90,460          43,620
Loans to participants ............        357,306         236,107          22,855          36,833
Adjusted loan principal
   repayments ....................        (91,144)        (75,543)         (5,858)        (11,647)
Loan principal payoffs ...........        (38,574)        (34,009)                         (3,111)
Asset management fees ............         49,705          30,844           3,426           2,841
Administrative expenses ..........          2,191           2,388             209             385
                                     ------------    ------------    ------------    ------------

TOTAL DEDUCTIONS .................        775,511         643,472         111,092          68,921
                                     ------------    ------------    ------------    ------------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   BEFORE TRANSFER ...............      2,929,367       1,043,969          20,081         166,137

NET TRANSFER (TO) FROM
   OTHER FUNDS ...................       (150,611)        481,479      (1,858,327)        (93,790)
                                       ------------    ------------   ------------    ------------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS ........      2,778,756       1,525,448      (1,838,246)         72,347

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF
   YEAR ..........................      8,642,289       5,582,805       1,838,246         705,724
                                     ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .........   $ 11,421,045    $  7,108,253    $               $    778,071
                                     ============    ============    ============    ============
Page 4

                                                                         1996
                                   ----------------------------------------------------------------------------
                                       Templeton    Fidelity Low-
                                         World       Price Stock      Evergreen         Loan
                                          Fund           Fund        Foundation         Fund
                                     (Supplemental) (Supplemental) (Supplemental)   (Supplemental)     Total
ADDITIONS:
Contributions:
   Participant ...................   $    109,511    $    153,114    $     45,191                   $  2,448,937
   Sponsor .......................         45,057          61,379          18,600                      1,038,389
   Rollover ......................         13,220          35,146           4,059                        322,856
                                     ------------    ------------    ------------    ------------    ------------
Total contributions ..............        167,788         249,639          67,850                      3,810,182
                                     ------------    ------------    ------------    ------------    ------------

Net investment income:
   Loan interest .................          1,332           2,520           1,681                         55,057
   Net appreciation (depreciation)
      in fair value of investments         96,592         136,416          45,548                      2,662,677
                                     ------------    ------------    ------------    ------------    ------------
Total net investment income (loss)         97,924         138,936          47,229                      2,717,734
                                     ------------    ------------    ------------    ------------    ------------

TOTAL ADDITIONS ..................        265,712         388,575         115,079                      6,527,916
                                     ------------    ------------    ------------    ------------    ------------

DEDUCTIONS:
Withdrawals ......................         35,962          35,745          24,967    $     77,705      1,288,171
Loans to participants ............         15,117          17,921          13,461        (699,600)
Adjusted loan principal
   repayments ....................         (4,585)         (7,940)         (3,380)        200,097
Loan principal payoffs ...........         (2,028)         (1,842)         (3,410)         82,974
Asset management fees ............          2,251           2,592             683                         92,342
Administrative expenses ..........            141             174              88              25          5,601
                                     ------------    ------------    ------------    ------------    ------------

TOTAL DEDUCTIONS .................         46,858          46,650          32,409        (338,799)      1,386,114
                                     ------------    ------------    ------------    ------------    ------------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   BEFORE TRANSFER ...............        218,854         341,925          82,670         338,799       5,141,802

NET TRANSFER (TO) FROM
   OTHER FUNDS ...................        603,366         653,888         363,995
                                     ------------    ------------    ------------    ------------    ------------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS ........        822,220         995,813         446,665         338,799       5,141,802

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF
   YEAR ..........................                                                        439,292      17,208,356
                                     ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .........   $    822,220    $    995,813    $    446,665    $    778,091    $ 22,350,158
                                     ============    ============    ============    ============    ============


See notes to financial statements.

Page 4 (Continued)

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION,
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------------------------------------------------------------

                                                                             1995
                                   -------------------------------------------------------------------------------------------------
                                      Enhanced       Stable          Evergreen      Integon
                                        Stock      Investment       Money Market     Stock           Loan
                                       Fund II       Fund II            Fund          Fund           Fund
                                   (Supplemental) (Supplemental)  (Supplemental) (Supplemental) (Supplemental)      Total

ADDITIONS:
Contributions:
   Participant ...................   $ 1,151,486    $   768,428    $   276,649    $   173,903                   $ 2,370,466
                                     -----------    -----------    -----------    -----------                   -----------
   Sponsor:
      Matching ...................       475,937        271,592        120,633         74,466                       942,628
      Profit-sharing .............       461,684        413,407        197,455         73,834                     1,146,380
                                     -----------    -----------    -----------    -----------                   -----------
      Total sponsor ..............       937,621        684,999        318,088        148,300                     2,089,008
                                     -----------    -----------    -----------    -----------                   -----------

   Rollover ......................       101,803        119,242         22,691          6,245                       249,981
                                     -----------    -----------    -----------    -----------                   -----------
Total contributions ..............     2,190,910      1,572,669        617,428        328,448                     4,709,455
                                     -----------    -----------    -----------    -----------                   -----------

Net investment income:
   Loan interest .................        14,481         10,880          3,201            470    $       (58)        28,974
   Net appreciation
      in fair value of investments     2,077,532        335,246        112,732        205,049                     2,730,559
                                     -----------    -----------    -----------    -----------    -----------    -----------
Total net investment income (loss)     2,092,013        346,126        115,933        205,519            (58)     2,759,533
                                     -----------    -----------    -----------    -----------    -----------    -----------

TOTAL ADDITIONS ..................     4,282,923      1,918,795        733,361        533,967            (58)     7,468,988
                                     -----------    -----------    -----------    -----------    -----------    -----------

DEDUCTIONS:
Withdrawals ......................       496,482        642,952        316,298        101,188         44,660      1,601,580
Loans to participants ............       216,773        146,997         39,856          5,724       (409,350)
Loan principal repayments ........       (82,089)       (69,378)       (18,937)       (12,186)       182,590
Asset management fees ............         3,527         33,938         25,492          2,216                        65,173
Administrative expenses ..........         1,452          1,463            669            118                         3,702
                                     -----------    -----------    -----------    -----------    -----------    -----------

TOTAL DEDUCTIONS .................       636,145        755,972        363,378         97,060       (182,100)     1,670,455
                                     -----------    -----------    -----------    -----------    -----------    -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   BEFORE TRANSFER ...............     3,646,778      1,162,823        369,983        436,907        182,042      5,798,533

NET TRANSFER (TO) FROM
   OTHER FUNDS ...................        81,869       (178,182)        40,251         56,062
                                     -----------    -----------    -----------    -----------     -----------    -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS ........     3,728,647        984,641        410,234        492,969        182,042      5,798,533

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF
   YEAR ..........................     4,913,642      4,598,164      1,428,012        212,755        257,250     11,409,823
                                     -----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .........   $ 8,642,289    $ 5,582,805    $ 1,838,246    $   705,724    $   439,292    $17,208,356
                                     ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.    INFORMATION REGARDING THE PLAN

      The following brief description of The Integon Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      General - The Plan is a defined contribution plan designed to comply with the provisions of the Internal Revenue Code (the "Code") to qualify for exemption from taxation. The Plan was established effective April 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers all employees of Integon (the "Sponsor"). Previously, the Plan also covered all employees of Integon Services Company, Bankers and Shippers Insurance Company, Integon Life Insurance, and Marketing One, Inc. and affiliates. The plan is administered by the Integon Corporation Employees' Retirement Savings Plan Advisory Committee (the "Committee") comprising of six persons appointed by the Sponsor's Board of Directors.

      Effective July 31, 1995, Integon Life Insurance ("Integon Life") terminated participation as a participating employer in the Plan. All employees of Integon Life who were participants in the Plan became 100% vested and nonforfeitable in their accounts in the Plan.

      Effective  January 1, 1995,  Integon  Services  Company  employees  became
      employees  of  Integon,   and  Integon   Services   Company  ceased  as  a
      participating employer in the Plan.

      Employees of the Sponsor are generally eligible to participate in the Plan after one year of service providing they have worked at least 1,000 hours over 12 consecutive months and are twenty-one years of age or older. Eligible employees participation begins on the next Plan entry date, January 1, April 1, July 1, or October 1. Participants who do not have at least 250 hours of service during each quarter of the plan year and are not employed on the last working day of a plan quarter are generally not eligible for an allocation of Company contributions for such quarter.

      Administration of the Plan - The trustee of the Plan is First Union National Bank of North Carolina ("FUNB"). FUNB also assists the Sponsor in its administration of the Plan. Although certain administrative functions are performed by officers or employees of the Sponsor, no such officer or employee receives compensation from the Plan. Significantly all FUNB administrative and trustee fees are paid by the Sponsor. Such fees were $49,205 and $46,910 for the years ended December 31, 1996 and 1995, respectively.

      Plan Funding - Eligible participants may voluntarily defer from 1% to 10% of their basic compensation, as defined by the Plan, not to exceed a set dollar amount determined by law. Employee after-tax contributions are not permitted. Eligible participants are permitted to make rollover contributions at the discretion of the Committee responsible for plan administration. The Sponsor's funding consists of a matching contribution of 50% of the first 6% of a participant's compensation that has been deferred into the Plan. Additionally, prior to January 1, 1996, a discretionary profit sharing contribution was made to each employee's account (see Note 3). For the year ended December 31, 1995, the Board of Directors approved a profit sharing contribution of 2.50% of the employee compensation.

      Vesting - Participants are fully vested in the compensation that they defer into the Plan, the Sponsor matching contributions, and the related investment earnings on those deferrals and contributions. Participants become 100% vested in the Sponsor profit sharing contributions to their account and the related investment earnings upon completion of 5 years of service, upon reaching the normal retirement age, upon death, or upon disability. Partial vesting is provided for participants with less than 5 years of service.

      Forfeitures - The non-vested portion of a participant's account is forfeited upon termination of employment with the Sponsor. The Plan provides for partial restoration of forfeitures for those participants meeting certain service requirements. Forfeitures of unvested amounts are treated as reductions of the Sponsor's matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. As of December 31, 1996 and 1995, forfeitures totaled $24,643 and $95,609, respectively.

      Withdrawals from the Plan - Distributions from the Plan upon retirement, termination or death are paid to the participant in a lump sum or in installments. Participants may also borrow up to 50% of their vested balance. Such loans must be made for at least $1,000 and the maximum aggregate dollar amount of loans outstanding to any participant may not exceed $50,000. Withdrawals may also be made for certain financial hardships as defined by the Plan.

      Participant Accounts - A separate account is maintained by the Plan administrator for each participant. These account balances are adjusted at the end of each pay period for the amount of the participant's compensation deferral and the sponsor's matching contributions. Additionally, prior to January 1, 1996, these account balances were also adjusted at the end of each quarter for the Sponsor's profit sharing contributions (see Note 3). Investment income or loss and other additions or deductions are credited to the participant's account quarterly.
      Allocation of the Sponsor's contribution is based on participant compensation, as defined. Allocation of Plan earnings is based on the balances of the participants' individual accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Termination of the Plan - Although the Sponsor has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the vested account balance of each participant in the Plan will be distributed to such participant at the time prescribed by the Code.

      Investment Options - A participant may direct employee contributions to any of the following investment funds:

         Common Trust Fund - Enhanced Stock Market Fund II ("Enhanced Stock Market Fund II") - Funds are invested in a diversified portfolio of common stocks. Previously the fund was called Enhanced Stock Fund II.

         Common Trust Fund - Stable Investment Fund II ("Stable Investment Fund II") - Funds are invested in guaranteed investment contracts, floating rate corporate notes and bank investment contracts as well as traditional money market securities.

         Common Trust Fund - Evergreen Money Market Fund ("Evergreen Money Market Fund") - Funds are invested in common and preferred stock, U.S. government securities, investment grade corporate bonds and money market instruments. This fund was terminated as an investment option during 1996.

          Integon Stock Fund - ("Integon Stock Fund") - Funds are invested and reinvested exclusively in the common stock of Integon .

          Common Trust Fund - Templeton World Fund ("Templeton World Fund") - Funds are primarily invested in common stocks of companies outside the United States.

          Common Trust Fund - Fidelity Low-Price Stock Fund ("Fidelity Low-Price Stock Fund') - Funds are primarily invested in low-priced stocks.

         Common Trust Fund - Evergreen Foundation Fund ("Evergreen Foundation Fund") - Funds are invested in a combination of income producing common stocks, preferred stocks, securities which are convertible into or exchangeable to common stocks, corporate and U.S. Government debt obligations and short-term debt instruments.

      Income Taxes - The Plan obtained its latest determination letter on December 29, 1992, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been provided. The Sponsor is in the process of preparing a request for a new determination letter.

      Participants in the Plan are not liable for federal income taxes on amounts allocated to their accounts resulting from employer contributions or investment income until such time as withdrawals are made.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Method of Accounting - The financial statements are prepared under the accrual method of accounting.

      Valuation of Investments - Investments consist of unit shares in the common trust funds listed in Note 1 and the common stock fund of Integon. These investments are stated at fair value, which has been determined by the trustee based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing that fund's net assets by its units outstanding at the valuation date. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of each transaction by the unit value as last determined, and the participants' accounts are charged or credited with the number of units. Participant loans are valued at cost which approximates market.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassification - Certain reclassifications have been made to the 1995 amounts to conform to the 1996 presentation.

3.    PLAN AMENDMENTS

      In July 1995, the Board of Directors of Integon Services approved an amendment to terminate Integon Life as a participating employer in the Plan. All employees of Integon Life who were participants in the Plan became 100% vested and nonforfeitable in their accounts in the Plan.

      In November 1995, the Board of Directors of Integon approved an amendment, effective January 1, 1996, to restate the plan as a single-employer plan due to the termination of Marketing One and Integon Life as participating employers and to delete the profit-sharing component of the Plan. The profit sharing component of the Plan was deleted due to the creation of an employee stock ownership plan by the Sponsor.

      In January 1996, the Board of Directors of Integon approved an amendment, effective February 1, 1996 to expand the investment options of the Plan offered to the participants of the Plan. The investment options offered were the following: Stable Investment Fund II, Evergreen Foundation Fund, Enhanced Stock Market Fund II, Templeton World Fund, Fidelity Low-Price Stock Fund, and Integon Stock Fund. The Evergreen Money Market Fund was frozen effective February 1, 1996. All participants were informed to transfer their account balances from the Evergreen Money Market Fund to another investment by June 30, 1996 or the plan would automatically default to the Stable Investment Fund II on July 1, 1996.

4.    INVESTMENT OPTIONS UNIT VALUES

      The following is a summary of the unit values of investment options for the years ended December 31, 1996 and 1995:
                                                               1996
                                          ----------------------------------------------------------
                                           March 31         June 30      September 30    December 31


      Enhanced Stock Fund II ......         $36.25430      $37.61726      $38.82885      $41.95704

      Stable Investment Fund II ...          14.57977       14.75847       14.97028       15.17527

      Evergreen Money Market Fund .           1.20187        1.21638        1.23220        1.24774

      Integon Stock Fund ..........          22.50450       22.31902       21.00193       20.24782

      Templeton World Fund ........          20.26938       20.93886       21.29746       23.25903

      Fidelity Low-Price Stock Fund          23.80635       24.84443       25.75043       28.37594

      Evergreen Foundation Fund ...          15.14235       15.26906       15.91341       17.14437

      Loan Fund ...................           1.00000        1.00000        1.00000        1.00000

                                                               1995
                                         ------------------------------------------------------------
                                          March 31       June 30         September 30     December 31

      Enhanced Stock Fund II ....         $27.62959      $30.12867       $32.33062        $34.30168

      Stable Investment Fund II .          13.76067       13.97799        14.17279        14.38687

      Evergreen Money Market Fund           1.13986        1.15613         1.17165         1.18737

      Integon Stock Fund ........          14.91555       18.40428        19.33946        22.64579

      Loan Fund .................           1.00000        1.00000         1.00000         1.00000


5.    EXCESS CONTRIBUTIONS REFUNDABLE

      Contributions received from participants for 1996 are net of payments of $34,246 made in March 1997 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the plan.

6.    BENEFITS PAYABLE

      Assets available for benefits at December 31, 1996 and December 31, 1995 include $123,782 and $11,234, respectively, allocated to the accounts of persons who as of or prior to that date had withdrawn from participating in the Plan.

7.    SUBSEQUENT EVENTS

      On May 15, 1997, the Sponsor's Board of Directors Compensation and Personnel Committee approved to immediately vest all participants' account balances in the Plan upon the sale of the Sponsor. On June 23, 1997, the Sponsor announced its proposed acquisition by General Motors Acceptance Corporation, a wholly owned subsidiary of General Motors Corporation. The acquisition is contingent on approval by the Sponsor's shareholders and regulatory approval.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                 DESCRIPTION OF INVESTMENT
                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE,            RATE OF INTEREST
     BORROWER, LESSOR, OR           COLLATERAL, PAR OR                CURRENT
         SIMILAR PARTY                MATURITY VALUE     COST          VALUE

First Union National Bank of
   North Carolina:

   Enhanced Stock Market Fund II   272,778.20 units   $ 7,559,274   $11,444,966

   Stable Investment Fund II ...   469,099.00 units     6,394,907     7,118,704

   Evergreen Foundation Fund ...   26,116.91 units        404,636       447,758

Integon Stock Fund .............   38,438.15 units        770,745       778,289

Templeton World Fund ...........   35,468.24 units        734,087       824,957

Fidelity Low-Price Stock Fund ..   35,159.55 units        868,445       997,685

Participant Loans ..............   7% to 10%                    0       778,091


THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------


SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5 PERCENT OF THE CURRENT
VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                    (h) CURRENT VALUE OF
                                                                                                          ASSET ON
(a) IDENTITY OF            (b) DESCRIPTION   (c) PURCHASE       (d) SELLING         (g) COST            TRANSACTION
   PARTY INVOLVED               OF ASSET           PRICE             PRICE            OF ASSET               DATE       (i) NET GAIN

First Union National Bank
   of North Carolina:
                            Stable Investment
                              Fund II .......   $1,168,376                                               $1,168,376

                            Evergreen Money
                              Market Fund ...                   $1,168,376           $1,062,505           1,168,376       $  105,871


THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5 PERCENT OF THE CURRENT
VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (h) CURRENT VALUE OF
                                                                                            ASSET ON
    (a) IDENTITY OF       (b) DESCRIPTION      (c) PURCHASE   (d) SELLING   (g) COST      TRANSACTION      (i) NET        NUMBER OF
    PARTY INVOLVED             OF ASSET              PRICE         PRICE     OF ASSET        DATE             GAIN      TRANSACTIONS
First Union National Bank
   of North Carolina:

                           Enhanced Stock
                             Market Fund II .   $2,479,364                               $2,479,364                          143
                                                             $1,690,483   $1,238,703      1,690,483      $451,780            152
                           Stable Investment
                             Fund II ........    3,105,157                                3,105,157                          137
                                                              1,896,347    1,725,865      1,896,347       170,482            166
                           Evergreen Money
                             Market Fund ....      190,612                                  190,612                           23
                                                              2,067,308    1,894,203      2,067,308       173,105             84

                           Participant Loans       699,613                                  699,613                           16
                                                                360,814      360,814        360,814                           55

Fidelity Investments, Inc.:

                           Fidelity Low-Price
                             Stock Fund .....      980,919                                  980,919                          114
                                                                116,965      112,473        116,965         4,492             48

Franklin Templeton Group:

                           Templeton
                             World Fund .....      834,891                                  834,891                          109
                                                                104,172      100,804        104,172         3,368             49

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized, on June 30, 1997.

                 The Integon Employees' Retirement Savings Plan

                          /s/     Ric Mundorf
                          ---------------------------
                                  Ric Mundorf
                          Vice President / Consultant
                           First Union National Bank
                               of North Carolina